VIA EDGAR	July 13, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr

Re: E.Merge Technology Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted June 16, 2020

CIK 0001814728

Dear Mr. Burr:

E.Merge Technology Acquisition Corp., (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 8, 2020, regarding the Draft Registration Statement on Form S-1 submitted on June 16, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 submitted June 16, 2020

Summary, page 1

1. We note that the Summary contains specific financial and performance information for companies other than the issuer. For example only, we note your discussion of Concur Technologies’s annual revenues and share price appreciation as well as your discussion of EFI’s annual revenue. Please remove from the Summary section this type of information for companies other than the issuer. In addition, we note that similar disclosure appears in your Proposed Business section on page 76. If you choose to retain this performance information, please also discuss whether financial performance and share price appreciation amounts may have been impacted by general market trends or external factors unrelated to management action. In addition, please expand your disclosure to provide a more balanced and complete discussion of performance that discusses material adverse business developments with greater specificity to the companies and management members being discussed. In this respect, we note your statement on page 78 that management has been involved with “businesses and deals that were unsuccessful.”

In response to the Staff’s comment, we have removed from the Summary and elsewhere this type of information for companies other than the issuer.

The Offering, page 9

2. We note disclosure in your Risk Factor section that indicates that there may be instances wherein public shareholders may receive less than $10.00 per share upon redemption. Please revise your disclosure on page 19 to clarify that there is no guarantee that investors may receive $10.00 per share upon redemption.

In response to the Staff’s comment, we have revised the indicated disclosure.

Risks, page 27

3. Please also disclose in this section that your officers and directors have no experience with blank check companies or special purpose acquisition companies.

In response to the Staff’s comment, we have added the indicated disclosure.

Exclusive forum for certain lawsuits, page 130

4. We note that your exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities

Act or Exchange Act.

We hereby confirm to the Staff that our Amended and Restated Certificate of Incorporation will state clearly that the exclusive forum provision does not apply to actions arising under the Securities Act or the Exchange Act.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

E.Merge Technology Acquisition Corp.

By:	/s/ Jeff Clarke
Name:	Jeff Clarke
Title:	Co-Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP